Filed by Avanex Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934

Subject Company: Oplink Communications, Inc.
(Commission File No. 333-85906)

The following is a letter from Paul Engle to certain stockholders.

[LOGO OF AVANEX]

August 12, 2002

Gentlemen:

I have now completed visiting each of you personally to explain the power of the planned Avanex/Oplink merger, scheduled for a formal vote this Thursday, August 15, 2002. Clearly, timing is critical to successfully closing this merger.

As I conveyed to you during our meetings, there are compelling and undeniable benefits to be gained from this merger. The combined company will be in a measurably stronger position than either company alone to:

•	Maximize revenues in current market conditions

•	Maximize staying power through the prolonged industry downturn

•	Maximize the benefits to be achieved from a business turnaround

Further, it is clear that the combined company will have a significantly greater market share, and far stronger ability to capture increased market share going forward, than either company alone.

I have repeatedly declared my commitment to lead the combined company into a future of increased market share, revenues, and economic value to our stakeholders. I believe that careful and disciplined integration, coupled with efficient and cost-effective implementation will make the combined company a true leader in the passive optical industry, able to effectively compete on a global basis.

A leadership team that builds on the best of both companies also will guide the combined company. Joe Liu, Chairman of Oplink, will become Co-Chairman of the combined company. I will serve as Co-Chairman and CEO of the company. Bruce Horn, Oplink’s Chief Financial Officer, will become Chief Financial Officer of the combined company. We are confident that our leadership team will be able to facilitate a seamless integration that will enable us to quickly perform at an optimal level.

VOTE “FOR” THE MERGER

We believe that the combination of Avanex and Oplink is in the best interests of our respective stockholders. The majority of others with interests in the companies hold that same viewpoint.

•	The boards of directors of both companies have unanimously recommend that its stockholders vote “FOR” the proposed merger.

•	Joe Liu as Chairman and Fred Fromm as Chief Executive Officer of Oplink in the past week have written to Oplink shareholders recommending a favorable vote on the merger.

•	Wall Street analysts who specialize in the industry have voiced their support for the merger.

•	Institutional Shareholder Services Inc. has recommended a favorable vote on the merger.

•	Fred Fromm and I have visited with major customers around the world and found nearly unanimous support for the merger.

I would like to make one final point to you. I am an accessible CEO who believes it is critically important to keep stockholders well informed about their company. I believe transparency and candid disclosure is an imperative value in operating a successful company. I intend, therefore, to be in continuing contact with all stockholders of the new company.

Thank you for reflecting on this matter. Your vote is especially important to us. I invite you to call me directly at 510-897-4180 if you have any questions or uncertainty about the merger. We want your vote, and are committed to earning your trust in supporting this merger.

Sincerely,

Paul Engle